UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________
Commission file number 1-8661
A. Full title of the plan:
CAPITAL ACCUMULATION PLAN OF THE CHUBB CORPORATION
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
The Chubb Corporation (the “Corporation”)
15 Mountain View Road
P.O. Box 1615
Warren, New Jersey 07061-1615

Capital Accumulation Plan of The Chubb Corporation
Financial Statements and Supplemental Schedule
Year Ended December 31, 2008

Report of the Independent Registered Public Accounting Firm
The Employee Benefits Committee
Capital Accumulation Plan of The Chubb Corporation
We have audited the accompanying statement of net assets available for benefits of the Capital Accumulation Plan of The Chubb Corporation (formerly known as the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates) as of December 31, 2008 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and the changes in its net assets available for benefits for the year then ended, in conformity with US generally accepted accounting principles.
Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
New York, New York
June 12, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Employee Benefits Committee
Capital Accumulation Plan of The Chubb Corporation,
We have audited the accompanying statements of net assets available for benefits of the Capital Accumulation Plan of The Chubb Corporation, (the “Plan”), (formerly known as the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son, Inc. and Participating Affiliates), as of December 31, 2007. These financial statements are the responsibility of the Plan’s administrators. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
/s/ Mitchell & Titus LLP
New York, New York
June 23, 2008

Capital Accumulation Plan of The Chubb Corporation
Statements of Net Assets Available for Benefits

	December 31
	2008	2007

Assets
Investments, at fair value:
Stable value funds	$290,364,740	$268,344,529
The Chubb Corporation common stock	357,185,334	411,822,801
Mutual funds	576,920,174	976,155,118
Money market funds	97,200,775	56,935,130
Participant loans	21,256,240	22,188,945

	1,342,927,263	1,735,446,523

Receivables:
Employer contributions	26,470,447	25,176,040
Accrued interest and dividends	2,391,570	4,327,268
Due from broker	1,218,301	2,190,678

	30,080,318	31,693,986

Net assets available for benefits reflecting all assets at fair value	1,373,007,581	1,767,140,509

Adjustments from fair value to contract value for fully benefit responsive guaranteed investment contracts	4,305,132	(952,872)

Total assets	1,377,312,713	1,766,187,637

Liabilities
Accrued investment fees	28,600	25,785

Net assets available for benefits	$1,377,284,113	$1,766,161,852

The accompanying notes are an integral part of these financial statements.

Capital Accumulation Plan of The Chubb Corporation
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Additions
Additions to net assets attributable to:
Investment income (loss):
Realized loss on sale of mutual funds	$(126,905,133)
Unrealized loss on mutual funds	(177,360,575)
Realized loss on sale of The Chubb Corporation common stock	(83,623,014)
Unrealized loss on The Chubb Corporation common stock	(12,524,074)
Interest and dividends	43,674,393
Interest on participant loans	1,561,448
Other income	23,449

Total investment income (loss)	(355,153,506)

Contributions:
Participant:
Pre-tax	56,558,718
After-tax	2,353,938
Employer	21,727,890
Rollovers	2,777,969

Total contributions	83,418,515

Total additions	(271,734,991)

Deductions
Deductions from net assets attributable to:
Benefit payments	116,931,727
Defaulted participant loans, net	20,892
Administrative expenses	190,698

Total deductions	117,143,317

Net decrease	(388,878,308)

Transfers from other plans	569

Net assets available for benefits Beginning of year	1,766,161,852

End of year	$1,377,284,113

The accompanying notes are an integral part of these financial statements.

Capital Accumulation Plan of The Chubb Corporation
Notes to Financial Statements
Year Ended December 31, 2008
1. Plan Description
The following is a brief description of the Capital Accumulation Plan of The Chubb Corporation (the “Plan”) formerly known as the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son Inc. and Participating Affiliates. Participants should refer to the plan document, which is maintained by the Employee Benefits Committee (the “Plan Administrator”), for a more complete description of the Plan’s provisions.
Effective January 1, 1976, The Chubb Corporation (the “Company” or “Employer”) adopted the Capital Accumulation Plan of The Chubb Corporation, Chubb & Son Inc. and Participant Affiliates for the benefit of its eligible employees and its participating affiliates. The Plan name has been changed as the result of an amendment on January 1, 2008 to The Capital Accumulation Plan of The Chubb Corporation. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”).
Eligibility
An employee becomes eligible to participate in the Plan on the first day of the month following completion of one full calendar month of service. Employees become eligible for employer matching contributions after either completion of one year of service and attainment of age 21 or the completion of two years of service if under age 21.
Contributions
Participants may elect to contribute pre-tax and after tax contributions, up to the maximum amount permitted by the Internal Revenue Code, but not greater than 50% of their compensation, as defined by the Plan. Effective July 1, 2008, the Company amended the Plan for automatic enrollment for eligible employees with initial pre-tax contributions of 4% by the employee with an increase of 1% annually thereafter. Participants may also make rollover contributions from other qualified plans. The Employer matches participant contributions 100% limited to 4% of their annual compensation. Participants age 50 and older who contribute at least 4% of pre-tax pay qualify to make unmatched additional “catch-up” contributions each pay period according to the schedules and maximum amounts permitted by the Internal Revenue Code for each year.

1. Plan Description (continued)
Vesting
Participants are immediately and fully vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contributions plus actual earnings thereon is based on years of service, as follows:

Years of service	Vesting %

2	20%
3	40%
4	60%
5	80%
6	100%
Forfeitures
Forfeitures, plus earnings thereon, can be used by the Company to reduce future employer contributions and to pay administrative expenses. Participants that resume employment prior to incurring five consecutive one year breaks in service are entitled to have previously forfeited amounts restored to their account. If forfeitures for any Plan year are not sufficient to restore forfeited amounts the Company is required to contribute the remaining balance. Forfeitures from employees for the year ended December 31, 2008 were $870,682, with an available amount of approximately $823,000 available to reduce future employer contributions.
Participant Accounts
Contributions are invested by Fidelity Management Trust Company (the “Trustee”) according to the investment options elected by the participants and are held by the Trustee in a single trust. For participants automatically enrolled, the investment option selected is the Dodge & Cox Balanced mutual fund.

1. Plan Description (continued)
Loans
Participants may borrow a minimum of $1,000 up to the maximum equal to the lesser of $50,000, 50% of their vested account balance, or 50% of the Participant’s annual rate of compensation, as defined, at the time the loan is requested. Their vested account balance and annual rate of compensation also serves as collateral for the loan. Participants can have up to two loans outstanding at any time as long as it does not exceed the maximum limits. The principal portion of the loan is repayable by check or through payroll deductions and bears interest at prime rate. As of December 31, 2008 the interest rates on outstanding loans range from 4% to 10%.
Loans that are in default are accounted for as a reduction of net assets available for benefits in the year the default occurs. As of December 31, 2008, the balance of defaulted loans approximated $158,000.
Payment of Benefits
Upon attaining the normal retirement age (65), a participant is entitled to his or her vested benefits in the form of lump sum payments, annuity or installment payments, as described by the plan document. In addition, participants may withdraw funds from the Plan upon termination of employment or, in certain other cases and subject to the approval of the Employee Benefits Committee, participants may request a withdrawal of a portion of their balances in the case of financial hardship. If a participant dies before or after retirement or after termination, any remaining balance in his or her account is paid to his or her estate or beneficiary under any of the following payment options: (a) lump sum, (b) installments as elected by the participant prior to death, or (c) installment payments as elected by the participant’s beneficiary.
Upon request, any lump sum distribution to a participant or his or her beneficiary from the Chubb Stock Fund or the ESOP (Employee Stock Ownership Plan) Fund may be made in common stock of The Chubb Corporation in lieu of cash payments.

1. Plan Description (continued)
Administration Expenses
Unless paid by the Plan Sponsor, the Trustee pays the expenses of the Plan using plan assets. For 2008 and 2007, the following expenses have been paid by the Plan: (a) taxes on the assets in the trust fund or related income, (b) brokerage costs, (c) other expenses in connection with the purchase and sale of assets by the manager of funds, (d) fees paid for asset management and (e) certain overhead expenses directly attributable to the administration of the Plan. Qualified Domestic Relations Order (QDRO) fees are paid for by the individual participant, as these fees are not paid by the Plan sponsor or the Trustee.
Reclassifications
Certain amounts in the 2007 statement of net assets available for benefits have been reclassified to conform with the current year’s presentation.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accounting and financial reporting policies of the Plan are in conformity with accounting principles generally accepted in the United States of America.
Fair Value Measurement
In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement No. 157, Fair Value Measurements (“FAS 157”), which establishes a framework for measuring fair value under U.S. generally accepted accounting principles and expands disclosure about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan adopted FAS 157 during 2008. The adoption of FAS 157 did not have an impact on the Plan’s net assets available for benefits or changes in net assets available for benefits. The Plan’s assets and liabilities are valued at fair value as of December 31, 2008 and 2007 (see Note 4) with the exception of fully benefit responsive guaranteed contracts which are carried at contract value.

2. Summary of Significant Accounting Policies (continued)
The Stable Value Portfolio (Fully Benefit-Responsive Investment Contracts)
As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in a stable value fund that is fully benefit responsive. As required by the FSP, the statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The statements of net assets available for benefits are prepared on a contract value basis.
Fidelity Management Trust Co. acts as the manager of the Stable Value Portfolio (“SVP”).
It is the policy of the manager of the SVP to use its best efforts to maintain a stable net asset value of $1.00 per unit although there is no guarantee that the manager will be able to maintain this value.
The SVP is invested in short to intermediate term fixed income securities and cash equivalents represented by shares in a money market fund. In addition, the SVP includes “wrapper” contracts issued by third parties and may include derivative instruments such as futures contracts and swap agreements.

2. Summary of Significant Accounting Policies (continued)
A wrap contract is an agreement by another party, such as a bank or insurance company, to make payments to a portfolio in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a stable net asset value of $1.00 per unit and to protect the portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted. This could happen if a portfolio experiences significant redemptions (redemption of most of a portfolio’s units) during a time when the market value of a portfolio’s underlying assets is below contract value, and market value is ultimately reduced to zero. If that occurs, the wrap issuer agrees to pay the portfolio an amount sufficient to cover unitholder redemptions and certain other payments (such as portfolio expenses), provided all the terms of the wrap contract have been met. Purchasing wrap contracts is similar to buying insurance, in that a portfolio pays a relatively small amount to protect against a relatively unlikely event (the redemption of most of the shares of a portfolio). Fees the SVP pays for wrap contracts are offset against interest income.
A wrap issuer may terminate a wrap contract at any time. However, in the event that the market value of the SVP’s covered assets is below its contract value at the time of such termination, the manager of the SVP may elect to keep the wrap contract in place until such time as the market value of the SVP’s covered assets is equal to its contract value, normally over the duration of the SVP’s covered assets measured at notification date.
The manager expects that a substantial percentage of the SVP’s assets to be underlying the wrap contracts, although this may change over time. Assets not underlying the wrap contracts will generally be invested in money market instruments and cash equivalents to provide necessary liquidity for participant withdrawals and exchanges.
To reduce exposure of the SVP to wrap credit risk, wrap contracts are diversified across multiple wrap counterparties, each agreeing to wrap a pro-rata percentage of the covered underlying assets. The SVP’s ability to receive amounts due pursuant to these contracts is dependent upon the counterparties’ ability to meet their financial obligations.

2. Summary of Significant Accounting Policies (continued)
The wrap contracts limit the ability of the SVP to transact at contract value upon the occurrence of certain events. Such events include the following: (i) amendments to the Plan including changes in the investment options, transfer procedures or withdrawal rights not consented to by the wrap issuer, (ii) termination of the Plan, (iii) changes to Plan’s prohibition of direct transfers from the SVP to a competing investment option, (iv) other Plan Sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the SVP or, (v) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
The crediting rate, and hence the SVP’s return, may be affected by many factors, including purchases and redemptions by unitholders. The impact depends on whether the market value of the underlying assets is higher or lower than the contract value of those assets. If the market value of the underlying assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the underlying assets. If the market value of underlying assets is lower than their contract value, the crediting rate will ordinarily be lower than the yield of the underlying assets.
Investment Income
Purchases and sales of securities are recorded on trade dates. Gains or losses on the sale of securities are based on average cost. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Payment of Benefits
Benefit payments to participants are recorded when paid.

3. Investments
At December 31, 2008 all wrap contracts held are fully benefit responsive. The average yield and crediting rate are reflected below:

	2008	2007

Average Yield	4.55%	4.71%

Crediting Rate	3.76%	4.77%

The following open-end wrap contracts were held by the SVP at December 31, 2008:

		Underlying	Underlying
		Assets	Assets At
Wrap Contract Provider	Rating	At Fair Value	Contract Value

AIG Financial Products Corporation	A-	$72,591,185	$73,663,832
JPMorgan Chase Bank, NA	AA-	72,591,185	73,671,073
Monumental Life Insurance Co.	AA	72,591,185	73,663,891
State Street Bank & Trust Co.	AA	72,591,185	73,671,076

Total wrap contracts		290,364,740	294,669,872

3. Investments (continued)
The following presents the individual investments that represent 5% or more of the Plan’s net assets:

	2008	2007

Stable Value Funds, at fair value	$290,364,740	$268,344,529

Mutual Funds, at fair value:
Dodge & Cox balanced	$78,285,462	$126,296,704

Spartan US Equity Ind Advan	$83,043,060	$143,837,456

Fidelity Contrafund	$114,747,412	$190,519,469

Fidelity Diversified International	$—	$131,801,416

Common Stock, at fair value:
The Chubb Corporation	$357,185,334	$411,822,801

4. Fair Value Measurements
FASB Statement No. 157, Fair Value Measurements, (“FAS 157”) establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FAS 157 are described as follows:
•	Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

4. Fair Value Measurements (continued)
•	Level 2 — Inputs to the valuation methodology include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in inactive markets; (c) inputs other than quoted prices that are observable for the asset or liability; and (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007:
•	Stable value funds: Valued at the market values of the underlying fixed income securities and terms of the underlying investment contracts as further discussed in Note 1.

•	The Chubb Corporation common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

•	Mutual funds: Valued at the net asset value of shares held by the Plan at year end.

•	Money market funds: Valued at cost plus accrued interest, which approximates fair value.

•	Participant loans: Valued at the outstanding balances which approximates fair value.

4. Fair Value Measurements (continued)
Assets at fair value as of December 31, 2008 are as follows:

	Level 1	Level 2	Level 3	Total

Stable value funds	$—	$290,364,740	$—	$290,364,740
The Chubb Corporation common stock	357,185,334	—	—	357,185,334
Mutual funds	576,920,174	—	—	576,920,174
Money market funds	97,200,775	—	—	97,200,775
Participant loans	—	—	21,256,240	21,256,240

Total assets at fair value	$1,031,306,283	$290,364,740	$21,256,240	$1,342,927,263

5. Related Party Transactions
Certain Plan investments are shares of funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company (“FMTC”) is the trustee as defined by the Plan and, therefore, FMTC qualifies as a party-in-interest. Fees paid to Fidelity Management Trust Company by the Plan for management services amounted to $190,698 for the year ended December 31, 2008.

6. Plan Termination
While the Employer has not expressed any intent to terminate the Plan, the Plan Sponsor reserves the right to amend, modify or terminate the Plan at any time. In the event of termination, the value of Participants’ accounts will be paid in accordance with the provisions of the Plan and the provisions of ERISA.
7. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated March 27, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.
8. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
The Plan’s exposure to concentration of credit risk is limited by the diversification of investments. Additionally, the investments within each fund election are further diversified into various financial instruments, with the exception of The Chubb Corporation common stock. The Plan’s exposure to credit risk on guaranteed investment contracts is limited to the fair value of the contracts with each counterparty.

9. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation between the statement of net assets available for benefits per the accompanying financial statements and the Form 5500:

	December 31
	2008	2007

Net assets available for benefits per Schedule H of Form 5500 reflecting all assets at fair value	$1,372,978,981	$1,767,114,724
Adjustment from fair value to contract value for fully benefit responsive guaranteed investment contract	4,305,132	(952,872)

Net assets available for benefits at contract value per financial statements	$1,377,284,113	$1,766,161,852

Supplemental Schedule

Capital Accumulation Plan of The Chubb Corporation
Schedule of Assets (Held at End of Year)
EIN: 134-2595722 — Plan Number: 002
(Line 4i of Schedule H to the 2008 Form 5500)
December 31, 2008

(a)	(b)	(c)	(d)	(e)
			**	***
		Description of Investments,
		Including Maturity Date, Rate of
	Identity of Issue, Borrower,	Interest, Collateral, Par or
	Lessor or Similar Party	Maturity Date	Cost	Current Value

	Stable Value Funds:
	JP Morgan Chase	JP Morgan Chase		$73,671,073
	AIG	AIG Financial Products Co.		73,663,832
	State Street Bank	State Street Bank & Trust Company Boston		73,671,076
	Monumental Life Insurance Company	Monumental Life Insurance Company		73,663,891
	Common Stock:
*	The Chubb Corporation	Common Stock		357,185,334

	Mutual Funds:
	Dodge & Cox	Dodge & Cox Balanced Z		78,285,462
	T. Rowe Price	T. Rowe Price Mid Cap Growth		28,613,102
	MSIF	MSIF CP FX Inc 1		42,594,639
	Vanguard	Vanguard Value Index Inst.		42,125,843
	Janus	Janus High Yield Bond		14,246,586
	Goldman Sachs	GS Midcap value Ins.		15,193,136
	Vanguard	Vanguard Small Growth Index Inst.		3,701,600
	Allianz	Allianz Nacm Pacific Rim I		30,677,630
*	Fidelity	Fidelity Contrafund		7
*	Fidelity	Fidelity Diversified Intl		6
*	Fidelity Spartan	Spartan US Equity Ind. Advan.		83,043,060
*	Fidelity	Fidelity Contrafund K		114,747,412
*	Fidelity	Fidelity Diversified International K		63,641,150
*	Fidelity	Fidelity Fund K		16,193,909
*	Fidelity	Fidelity OTC K		23,524,287
	Royce	Royce Low Price Stock IS		20,332,345

	Money Market Funds:
	Fimm Government Port C1 I	Money Market Fund		60,637,910
	Interest Bearing Cash — 316175207	Money Market Fund		2,675,415
*	Fidelity Stiff	Money Market Fund		33,887,450

	Participant loans	Interest rates from 4.00% — 10.00%		21,256,240

				$1,347,232,395

(*)	Party-in-interest to the Plan.

(**)	Cost not disclosed as all investments are participant directed

(***)	Stable value funds are valued at contract value all other investments are valued at fair value

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPITAL ACCUMULATION PLAN OF THE CHUBB CORPORATION
By:	/s/ WILLIAM B. JOHNSEN
William B. Johnsen, Chairperson of the
Employee Benefits Committee

Dated: June 26, 2009

EXHIBIT INDEX
Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm — Ernst & Young LLP
Exhibit 23.2 — Consent of Independent registered Public Accounting Firm — Mitchell & Titus LLP